Loma Negra Reports 1Q25 results Buenos Aires, May 6, 2025 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended March 31, 2025 (our “1Q25 Results”). 1Q25 Key Highlights  Net sales revenues stood at Ps. 163,151 million (US$ 149 million), and decreased by 8.9% YoY, mainly explained by a decrease of 10,9% in in the top line of the Cement segment.  Consolidated Adjusted EBITDA reached Ps. 39,168 million, decreasing by 3.2% YoY in pesos, while in dollars it reached 40 million, down 4.0% from 1Q24.  The Consolidated Adjusted EBITDA margin stood at 24.0%, increasing by 140 basis points YoY from 22.6%.  Net Profit of Ps. 21,250 million, compared to a Net Profit of Ps. 79,061 million in the same period of the previous year, mainly due to lower net total finance results.  Net Debt stood at Ps. 186,604 million (US$174 million), representing a Net Debt/LTM Adjusted EBITDA ratio of 0.96x, compared to 0.89x in FY24. The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29. Commenting on the financial and operating performance for the first quarter of 2025, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We begin the year with renewed optimism, supported by recent forecasts that project approximately 5% GDP growth for the Argentine economy in 2025. In this encouraging context, our industry continues its recovery, with an 11% year-over-year increase, despite the impact of adverse weather in the early months of the year. However, this recovery is still at an incipient stage. If the economy meets these projections, the real economy, and particularly the construction sector, should benefit, potentially driving a more robust and sustained recovery in the coming months. As the year progressed, cement consumption showed signs of improvement, which we believe will continue in the coming months. April figures were nearly 28% higher year-over-year and up 13% on a sequential basis. Diving into the quarterly results, in the context of a gradual rebound within an industry still in the early stages of recovery, we successfully maintained, and even improved, our margins compared to the same period last year. We achieved an Adjusted EBITDA of US$40 million, with a solid US$36 per ton. We remain focused on protecting our profitability while preserving a strong and resilient balance sheet.”

Table 1: Financial Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,		
	2025	2024	% Chg.
Net revenue	163,151	179,087	-8.9%
Gross Profit	43,136	45,276	-4.7%
Gross Profit margin	*26.4%*	*25.3%*	*+116 bps*
Adjusted EBITDA	39,168	40,481	-3.2%
Adjusted EBITDA Mg.	*24.0%*	*22.6%*	*+140 bps*
Net Profit (Loss)	21,250	79,061	-73.1%
Net Profit (Loss) attributable to owners of the Company	21,473	79,138	-72.9%
EPS	36.8020	135.6333	-72.9%
Average outstanding shares (*)	583	583	0.0%
Net Debt	186,604	276,499	-32.5%
Net Debt /LTM Adjusted EBITDA	0.96x	1.30x	-0.26x

(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended March 31,		
	2025	2024	% Chg.
Net revenue	157,727	102,534	53.8%
Adjusted EBITDA	42,195	34,699	21.6%
Net Debt	186,604	177,323	5.2%
Net Debt /LTM Adjusted EBITDA	0.96x	1.30x	-0.26x

In million US$	Three-months ended March 31,		
	2025	2024	% Chg.
Ps./US$, av	1,056.17	833.72	26.7%
Ps./US$, eop	1,073.88	857.42	25.2%
Net revenue	149	123	21.4%
Adjusted EBITDA	40	42	-4.0%
Net Debt	174	207	-16.0%
Net Debt /LTM Adjusted EBITDA	0.96x	1.30x	-0.26x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended March 31,		
		2025	2024	% Chg.
Cement, masonry & lime	MM Tn	1.15	1.06	8.9%
Concrete	MM m3	0.10	0.08	22.8%
Railroad	MM Tn	0.83	0.70	19.9%
Aggregates	MM Tn	0.28	0.22	29.0%

[2] Sales volumes include inter-segment sales

Sales volumes of Cement, masonry, and lime in 1Q25 increased by 8.9% year-over-year (YoY), reaching 1.15 million tons. Although the beginning of the year was affected by adverse weather conditions, daily dispatches improved toward the end of the quarter, particularly in the second half of March. The start of 2025 reflects a significant recovery in cement consumption, following the sharp contraction seen in the same quarter of the previous year.

Bagged cement remained the best-performing dispatch format, growing 12% YoY, while bulk cement showed a more subdued performance.

Concrete segment volumes increased by 22.8% year-over-year. Sales in the quarter were primarily driven by higher activity in private infrastructure projects and renewable energy developments in the province of Buenos Aires, along with residential projects and a slight uptick in public works. Similarly, the aggregates segment grew by 29.0%, supported by sustained activity in road construction projects in the provinces of Buenos Aires and Santa Fe.

Railway segment volumes grew by 19.9% compared to the same quarter in 2024, driven by increased transportation of construction materials and grains. The main negative event of the quarter was the storm that struck Bahía Blanca on March 7, which disrupted the railway line connecting the city with Neuquén. This caused a negative impact on the transport of gypsum, fracsand, animal feed, and general cargo.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,		
	2025	2024	% Chg.
Net revenue	163.151	179.087	-8,9%
Cost of sales	(120.015)	(133.810)	-10,3%
Gross profit	**43.136**	**45.276**	**-4,7%**
Selling and administrative expenses	(19.027)	(20.644)	-7,8%
Other gains and losses	665	139	377,1%
Tax on debits and credits to bank accounts	(1.779)	(1.943)	-8,4%
Finance gain (cost), net			
Gain on net monetary position	25.410	154.733	-83,6%
Exchange rate differences	(8.604)	(12.877)	-33,2%
Financial income	1.082	356	203,6%
Financial expense	(8.981)	(38.993)	-77,0%
Profit (Loss) before taxes	**31.901**	**126.047**	**-74,7%**
Income tax expense			
Current	(10.347)	(18.161)	-43,0%
Deferred	(305)	(28.825)	-98,9%
Net profit (Loss)	**21.250**	**79.061**	**-73,1%**

Net Revenues

Net revenue decreased 8.9% to Ps. 163,151 million in 1Q25, from Ps. 179,087 million in the comparable quarter last year, mainly due to the lower top line performance of the Cement business, followed by the rest of the segments.

The cement, masonry cement, and lime segment recorded a 10.9% year-over-year decline in revenues, despite an 8.9% increase in volumes, extending the recovery trend seen in previous quarters. Bagged cement dispatches performed more strongly, while bulk cement remained subdued, more heavily affected by the economic environment and the low level of public works activity. The positive impact of higher volumes was outweighed by a softer pricing dynamic, although prices remained above the evolution of our internal costs.

Concrete revenue declined by 1.4% compared to 1Q24, mainly due to softer pricing dynamics in a highly competitive environment affected by still low activity levels, despite the 22.8% increase in volumes, supported by private infrastructure projects and renewable energy developments in the province of Buenos Aires, along with residential projects and a slight uptick in public works.

In the same sense, the aggregates segment recorded a 14.2% decline in revenue. Sales volumes increased by 29.0%, supported by higher activity in road construction projects in the provinces of Buenos Aires and Santa Fe. However, the still-weak overall level of activity continues to weigh on pricing dynamics. This effect was further amplified by the sales mix, as road construction projects primarily require fine aggregates, which carry a lower average price.

Railroad revenues declined by 1.2% in 1Q25 compared to the same quarter of 2024, as higher transported volumes, up 19.9%, only partially offset softer pricing dynamics. The increase in grain transport volumes weighed on the average price, given that grains generate lower revenue per kilometer transported. This effect was further compounded by a more challenging competitive environment.

Cost of sales, and Gross profit

Cost of sales decreased by 10.3% year-over-year, totaling Ps. 120,015 million in 1Q25, primarily driven by cost management efficiencies and a lower impact from depreciation. In the Cement segment, improved energy input costs positively affected variable costs. As in the fourth quarter of last year, the company benefited from thermal energy contracts with year-over-year tariff reductions, including short-term agreements linked to oil production. On the electrical energy side, the year-over-year comparison reflects an increase in prices in dollar terms, due to last year's adjustments in transport and distribution costs. Additionally, lower maintenance expenses further contributed to overall cost efficiencies.

Gross Profit decreased by 4.7% in the first quarter, to Ps. 43,136 million from Ps. 45,276 million in 1Q24. Regardless of this decrease, the gross profit margin expanded by 116 basis points YoY, reaching 26.4%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) decreased by 7.8%, totaling Ps. 19,027 million in 1Q25, compared to Ps. 20,644 million in 1Q24. This reduction was mainly driven by lower marketing and IT expenses, as well as reduced salary costs. As a percentage of sales, SG&A reached 11.7%, increasing by 13 basis points year-over-year due to the lower top line.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,		
	2025	2024	% Chg.
Adjusted EBITDA reconciliation:			
Net profit (Loss)	21,250	79,061	-73.1%
(+) Depreciation and amortization	14,394	15,710	-8.4%
(+) Tax on debits and credits to bank accounts	1,779	1,943	-8.4%
(+) Income tax expense	10,652	46,986	-77.3%
(+) Financial interest, net	5,640	26,905	-79.0%
(+) Exchange rate differences, net	8,604	12,877	-33.2%
(+) Other financial expenses, net	2,260	11,732	-80.7%
(+) Gain on net monetary position	(25,410)	(154,733)	-83.6%
Adjusted EBITDA	**39,168**	**40,481**	**-3.2%**
Adjusted EBITDA Margin	*24.0%*	*22.6%*	*+140 bps*

Adjusted EBITDA decreased by 3.2% year-over-year in 1Q25, reaching Ps. 39,168 million, compared to Ps. 40,481 million in the same period of the previous year. The more moderate decline in the Cement business was accompanied by weaker performances across the other segments, except for Concrete which, although still in negative territory, showed an improvement compared to the prior year.

However, the **Adjusted EBITDA margin** expanded by 140 basis points, reaching 24.0% in 1Q25, up from 22.6% in 1Q24. This improvement was achieved on the back of effective cost management and higher sales volumes.

In particular, the Adjusted EBITDA margin of the Cement, Masonry, and Lime segment expanded by 279 basis points to 28.9%, driven by cost improvements, which declined by 21.9% on a per-ton basis, supported by better sales volumes and partially offset by the impact of softer pricing.

Meanwhile, the Concrete segment's Adjusted EBITDA margin expanded by 455 basis points, but remained in negative territory at -5.5%, compared to -10.0% in 1Q24, as cost controls and improved volumes were not sufficient to offset the impact of a softer price dynamic.

The Adjusted EBITDA margin of the Aggregates segment contracted to -24.7%, down from -1.1% in 1Q24. While volumes improved in the first quarter of 2025, a still challenging competitive environment and an unfavorable product mix weighed on the segment's profitability.

Regarding the Railroad segment, its Adjusted EBITDA margin declined by 592 basis points to -5.5% in 1Q25, compared to 0.4% in 1Q24. Transported volumes recovered, primarily driven by increased shipments of construction materials. However, a higher share of grains in the total volume negatively impacted the average price, further affected by a more challenging competitive environment. These pressures were partially mitigated by cost reductions.

Finance Costs-Net

Table 5: Finance Gain (Cost), net

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,		
	2025	**2024**	% Chg.
Exchange rate differences	(8,604)	(12,877)	-33.2%
Financial income	1,082	356	203.6%
Financial expense	(8,981)	(38,993)	-77.0%
Gain on net monetary position	25,410	154,733	-83.6%
Total Finance Gain (Cost), Net	**8,907**	**103,219**	-91.4%

During 1Q25, the Company reported a **total Net Financial Gain** of Ps. 8,907 million, representing a 91.4% decrease compared to the Ps. 103,219 million recorded in 1Q24. This significant year-over-year decline was mainly attributable to a lower gain on the net monetary position, as the inflationary effect on monetary liabilities moderated considerably compared to the same period last year.

Financial expenses decreased by 77.0% year-over-year, to Ps. 8,981 million, reflecting the benefit of reduced debt levels and lower interest rates. Meanwhile, exchange rate differences showed a smaller negative impact of Ps. 8,604 million, down 33.2% from 1Q24, due to greater currency stability during the period.

Net Profit and Net Profit Attributable to Owners of the Company

The Company reported a **Net Profit** of Ps. 21.2 billion in 1Q25, compared to Ps. 79.1 billion in the same period of the previous year. The decline was mainly driven by a lower financial result (net), reflecting a more moderate inflationary effect, while operational performance remained stable. However, the decrease was partially offset by lower income tax expenses.

Net Profit Attributable to Owners of the Company stood at Ps. 21.5 billion. During the quarter, the Company reported a gain per common share of Ps. 36.8020 and an ADR gain of Ps. 184.0098, compared to a gain per common share of Ps. 135.6332 and a gain per ADR of Ps. 678.1662 in 1Q24.

Capitalization Table 6: Capitalization and Debt Ratio (amounts expressed in millions of pesos, unless otherwise noted) As of March 31, As of December, 31 2025 2024 2024 Total Debt 197,227 285,560 185,546 - Short-Term Debt 183,746 102,780 109,307 - Long-Term Debt 13,481 182,780 76,238 Cash, Cash Equivalents and Investments (10,623) (9,061) (9,286) Total Net Debt 186,604 276,499 176,260 Shareholder's Equity 884,494 774,183 861,085 Capitalization 1,081,721 1,059,743 1,046,631 LTM Adjusted EBITDA 195,183 213,411 198,472 Net Debt /LTM Adjusted EBITDA 0.96x 1.30x 0.89x As of March 31, 2025, total Cash, Cash Equivalents, and Investments were Ps. 10,623 million compared with Ps. 9,061 million as of March 31, 2024. Total debt at the close of the quarter stood at Ps. 197,227 million, composed by Ps. 183,746 million in short-term borrowings, including the current portion of long-term borrowings (or 93% of total borrowings), and Ps. 13,481 million in long-term borrowings (or 7% of total borrowings). At the close of the first quarter of 2025, 84% (or Ps. 165,839 million) of Loma Negra’s total debt was denominated in U.S. dollars, and 16% (or Ps. 31,388 million) was in Pesos. As of March 31, 2025, 15% of the Company's consolidated loans accrued interest at a variable rate, primarily based on the short- term market rate in pesos, as it is debt in local currency. The remaining 85% accrues interest at a fixed rate. By the end of the quarter, the average duration of Loma Negra’s total debt was 0.6 years. The Net Debt to Adjusted EBITDA (LTM) ratio stood at 0.96x as of the end of the first quarter, slightly up from 0.89x as of December 31, 2024. The Company's debt maturity profile remains well-balanced, with the Class 2 bond scheduled to mature in the fourth quarter of 2025.

Cash Flows Table 7: Condensed Interim Consolidated Statement of Cash Flows (amounts expressed in millions of pesos, unless otherwise noted) Three-months ended March 31, 2025 2024 CASH FLOWS FROM OPERATING ACTIVITIES Net Profit (Loss) 21,250 79,061 Adjustments to reconcile net profit (loss) to net cash provided by operating activities 12,332 (50,559) Changes in operating assets and liabilities (34,908) (40,562) Net cash generated by (used in) operating activities (1,326) (12,060) CASH FLOWS FROM INVESTING ACTIVITIES Property, plant and equipment, Intangible Assets, net (11,085) (13,232) Contributions to Trust (238) (76) Net cash used in investing activities (11,324) (13,308) CASH FLOWS FROM FINANCING ACTIVITIES Proceeds / Repayments from borrowings, Interest paid 14,966 25,671 Share repurchase plan - (646) Net cash generated by (used in) by financing activities 14,966 25,026 Net increase (decrease) in cash and cash equivalents 2,316 (343) Cash and cash equivalents at the beginning of the year 9,286 15,921 Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted") (1,107) (6,963) Effects of the exchange rate differences on cash and cash equivalents in foreign currency 128 445 Cash and cash equivalents at the end of the period 10,623 9,061 In 1Q25, net cash used in operating activities totaled Ps. 1,326 million, a significant improvement compared to Ps. 12,060 million used in the same period of the previous year. This result was primarily driven by a lower need for working capital, particularly due to reduced inventory levels and an improvement in trade accounts receivable. These positive effects were partially offset by increased cash utilization in accounts payable. During the quarter, the Company generated Ps. 14,966 million in cash from financing activities, mainly from new borrowings, net of repayments and interest payments. Additionally, Ps. 11,324 million were used in investing activities, primarily allocated to maintenance CAPEX and the 25-kilogram bagging project.

1Q25 Earnings Conference Call When: 10:00 a.m. U.S. ET (11:00 a.m. BAT), May 7, 2025 Dial-in: 0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International) Password: Loma Negra Call Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=4TFsO5vH Replay: A telephone replay of the conference call will be available until May 14, 2025. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 9442654. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com Definitions Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players. Net Debt is calculated as borrowings less cash, cash equivalents and short-term investments. About Loma Negra Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com. Note The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters. Rounding: We have made rounding adjustments to reach some of the figures included in this report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Disclaimer This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward- looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations. IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com --- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position (amounts expressed in millions of pesos, unless otherwise noted) As of March 31, As of December, 31 2025 2024 ASSETS Non-current assets Property, plant and equipment 1,141,692 1,144,534 Right to use assets 3,231 3,449 Intangible assets 2,824 3,145 Investments 75 75 Goodwill 752 752 Inventories 78,800 72,705 Other receivables 1,797 6,790 Other assets 680 739 Total non-current assets 1,229,852 1,232,188 Current assets Inventories 239,123 219,053 Other receivables 16,819 15,017 Trade accounts receivable 55,653 53,469 Investments 2,053 628 Cash and banks 8,570 8,658 Total current assets 322,218 296,826 TOTAL ASSETS 1,552,070 1,529,014 SHAREHOLDER'S EQUITY Capital stock and other capital related accounts 287,064 287,064 Reserves 407,273 407,273 Retained earnings 188,463 166,990 Equity attributable to the owners of the Company 882,800 861,326 Non-controlling interests (465) (241) TOTAL SHAREHOLDER'S EQUITY 882,335 861,085 LIABILITIES Non-current liabilities Borrowings 13,481 76,238 Provisions 11,538 12,204 Salaries and social security payables 1,034 1,638 Debts for leases 1,645 1,952 Other liabilities 1,012 1,097 Deferred tax liabilities 284,332 284,027 Total non-current liabilities 313,041 377,157 Current liabilities Borrowings 183,746 109,307 Accounts payable 90,418 101,611 Advances from customers 7,507 6,960 Salaries and social security payables 19,273 19,445 Other liabilities - Related companies - - Tax liabilities 53,129 50,859 Debts for leases 1,509 1,507 Other liabilities 1,113 1,082 Total current liabilities 356,694 290,771 TOTAL LIABILITIES 669,735 667,928 TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES 1,552,070 1,529,014

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited) (amounts expressed in millions of pesos, unless otherwise noted) Three-months ended March 31, 2025 2024 % Change Net revenue 163,151 179,087 -8.9% Cost of sales (120,015) (133,810) -10.3% Gross Profit 43,136 45,276 -4.7% Selling and administrative expenses (19,027) (20,644) -7.8% Other gains and losses 665 139 377.1% Tax on debits and credits to bank accounts (1,779) (1,943) -8.4% Finance gain (cost), net Gain on net monetary position 25,410 154,733 -83.6% Exchange rate differences (8,604) (12,877) -33.2% Financial income 1,082 356 203.6% Financial expenses (8,981) (38,993) -77.0% Profit (loss) before taxes 31,901 126,047 -74.7% Income tax expense Current (10,347) (18,161) -43.0% Deferred (305) (28,825) -98.9% Net Profit (Loss) 21,250 79,061 -73.1% Net Profit (Loss) for the period attributable to: Owners of the Company 21,473 79,138 -72.9% Non-controlling interests (224) (77) 189.8% NET PROFIT (LOSS) FOR THE PERIOD 21,250 79,061 -73.1% Earnings per share (basic and diluted): 36.8020 135.6333 -72.9%

Table 10: Condensed Interim Consolidated Statement of Cash Flows (amounts expressed in millions of pesos, unless otherwise noted) Three-months ended March 31, 2025 2024 CASH FLOWS FROM OPERATING ACTIVITIES Net Profit (Loss) 21,250 79,061 Adjustments to reconcile net profit to net cash provided by operating activities Income tax expense 10,652 46,986 Depreciation and amortization 14,394 15,710 Provisions 1,099 1,604 Exchange rate differences 6,630 12,613 Interest expense 5,664 27,052 Gain on disposal of property, plant and equipment (109) (26) Gain on net monetary position (25,410) (154,733) Impairment of trust fund (588) 76 Share-based payment - 157 Changes in operating assets and liabilities Inventories (20,968) (34,522) Other receivables 3,146 13,157 Trade accounts receivable (6,809) (23,759) Advances from customers 935 (3,429) Accounts payable (7,418) 18,680 Salaries and social security payables 834 7,670 Provisions (788) (79) Tax liabilities 628 (11,131) Other liabilities 93 (2,998) Income tax paid (4,561) (4,153) Net cash generated by (used in) operating activities (1,326) (12,060) CASH FLOWS FROM INVESTING ACTIVITIES Proceeds from disposal of Property, plant and equipment 557 489 Payments to acquire Property, plant and equipment (11,642) (13,721) Contributions to Trust (238) (76) Net cash generated by (used in) investing activities (11,324) (13,308) CASH FLOWS FROM FINANCING ACTIVITIES Proceeds from borrowings 31,800 125,329 Interest paid (5,248) (28,984) Debts for leases (444) (596) Repayment of borrowings (11,142) (70,078) Share repurchase plan - (646) Net cash generated by (used in) financing activities 14,966 25,026 Net increase (decrease) in cash and cash equivalents 2,316 (343) Cash and cash equivalents at the beginning of the period 9,286 15,921 Effect of the re-expression in homogeneous cash currency ("Inflation- Adjusted") (1,107) (6,963) Effects of the exchange rate differences on cash and cash equivalents in foreign currency 128 445 Cash and cash equivalents at the end of the period 10,623 9,061

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,			
	2025	**%**	**2024**	**%**
Net revenue	**157,727**	100.0%	**102,534**	100.0%
Cement, masonry cement and lime	137,853	87.4%	91,491	89.2%
Concrete	13,458	8.5%	8,087	7.9%
Railroad	14,590	9.3%	8,855	8.6%
Aggregates	3,982	2.5%	2,746	2.7%
Others	1,989	1.3%	802	0.8%
Eliminations	(14,146)	-9.0%	(9,447)	-9.2%
Cost of sales	**100,916**	100.0%	**58,116**	100.0%
Cement, masonry cement and lime	81,091	80.4%	47,757	82.2%
Concrete	13,399	13.3%	8,100	13.9%
Railroad	15,022	14.9%	8,636	14.9%
Aggregates	4,687	4.6%	2,590	4.5%
Others	863	0.9%	481	0.8%
Eliminations	(14,146)	-14.0%	(9,447)	-16.3%
Selling, admin. expenses and other gains & losses	**16,723**	100.0%	**10,961**	100.0%
Cement, masonry cement and lime	15,067	90.1%	9,872	90.1%
Concrete	657	3.9%	535	4.9%
Railroad	384	2.3%	270	2.5%
Aggregates	37	0.2%	29	0.3%
Others	579	3.5%	254	2.3%
Depreciation and amortization	**2,107**	100.0%	**1,242**	100.0%
Cement, masonry cement and lime	1,678	79.6%	783	63.0%
Concrete	80	3.8%	50	4.1%
Railroad	181	8.6%	354	28.5%
Aggregates	165	7.8%	53	4.3%
Others	4	0.2%	2	0.1%
Adjusted EBITDA	**42,195**	100.0%	**34,699**	100.0%
Cement, masonry cement and lime	43,373	102.8%	34,644	99.8%
Concrete	(517)	-1.2%	(497)	-1.4%
Railroad	(635)	-1.5%	303	0.9%
Aggregates	(576)	-1.4%	181	0.5%
Others	550	1.3%	68	0.2%
Reconciling items:				
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(3,027)		5,782	
Depreciation and amortization	(14,394)		(15,710)	
Tax on debits and credits banks accounts	(1,779)		(1,943)	
Finance gain (cost), net	8,907		103,219	
Income tax	(10,652)		(46,986)	
NET PROFIT (LOSS) FOR THE PERIOD	**21,250**		**79,061**